SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 6th, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM ANNOUNCES A MAJOR
DESIGN WIN FOR ITS INTELLIGENT
EXTERNAL BYPASS SWITCH (IBS)

- Revenues from Design Win Expected to Ramp to a Rate
Exceeding $1M/Year -
- Selection by Leading Industry Player & Strong Market Interest
Confirm IBS’s Potential to Generate Significant Revenues and
Expand Silicom's Total Addressable Market -

KFAR SAVA, Israel—July 06, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today announced an important Design Win for its 10Gbps external Intelligent BYPASS Switch (IBS). The customer, a rapidly-growing provider of policy enforcement solutions, will provide the IBS as part of its latest network appliance family. According to the customer’s current demand and projections, Silicom expects the Design Win to contribute significant revenues exceeding $1 million per year.

“We are excited to have achieved this significant Design Win, the first major Design Win that we have achieved for our IBS product line within the traffic management and policy enforcement market segment,” commented Shaike Orbach, Silicom’s President and CEO. “This win demonstrates that our ‘intelligent solution’ concept has begun to penetrate, and that it answers a real need faced by the network appliance industry in general and the traffic management/policy enforcement market segment specifically. This confirms our conviction that the IBS has the potential to become an important growth driver for our business by generating significant revenues and expanding our total addressable market - a conviction that is further strengthened now that another company within this space has already begun evaluating the IBS.”

Silicom’s customer will use the Intelligent Bypass switch (IBS) to assure the continued flow of network traffic if its in-line appliances should fail. As an intelligent solution, the IBS generates a “heartbeat” with which it is able to relieve the in-line application from the task of sensing a failure and initiating the Bypass process, thereby facilitating an exceedingly simple integration of the external BYPASS into the network.

For this customer, Silicom has enhanced the IBS with a number of additional advanced, differentiating features. The capabilities added include expanded security and authentication features, support of new protocols, global management implementation capabilities and TAP technologies, all of which take the IBS to the next level, making it a perfect fit for appliance vendors looking to add 10Gbps Intelligent Bypass switches to their offerings.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com